Filed by The AZEK Company Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission file number: 001-39322

The following is a transcript of an investor call held by The AZEK Company Inc. and James Hardie Industries plc on March 23, 2025.

James Hardie/AZEK

March 23, 2025

Corporate Speakers

•	Joe Ahlersmeyer; James Hardie; Vice President of Investor Relations

•	Aaron Erter; James Hardie; Chief Executive Officer

•	Jesse Singh; AZEK Company; Chief Executive Officer

•	Rachel Wilson; James Hardie; Chief Financial Officer

Participants

•	Keith Chau; MST Marquee; Analyst

•	Keith Hughes; Truist; Managing Director

•	Matthew Bouley; Barclays; Analyst

•	Rohan Gallagher; Jarden Group; Managing Director

•	Lee Power; UBS; Analyst

•	Matthew McKellar; RBC Capital Markets; Analyst

•	Andrew Scott; Morgan Stanley; Head of Industrials Research

•	Michael Dahl; RBC Capital Markets; Managing Director

•	Peter Steyn; Macquarie; Analyst

•	Ketan Mamtora; BMO Capital Markets; Director, Building Products Equity Research

•	Susan Maklari; Palmers; Analyst

PRESENTATION

Operator: Hello. And welcome to today’s Conference Call to Discuss the Proposed Combination of James Hardie and AZEK.

I would now like to hand the conference over to Mr. Joe Ahlersmeyer, Vice President of Investor Relations for James Hardie.

Please go ahead.

Joe Ahlersmeyer: Thank you, Operator. And thank you to everyone joining today’s call from Australia, the U.S. and around the globe.

This call is being webcast live and accompanying materials as well as a replay of the event can be found on the Investor Relations pages of both jameshardie.com and azekco.com.

Before we begin, I’d like to draw your attention to the disclosures regarding forward-looking statements and additional legal information beginning on Slide 2 of the presentation.

As a reminder, today’s conference call and the associated presentation will include certain projections and other forward-looking statements including but not limited to statements about the anticipated synergies and other benefits of the combination of James Hardie and the AZEK Company and the expected timing of completion of the transaction.

Forward-looking statements made during today’s conference call and in the presentation materials speak only as of the date of this presentation.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

Accordingly, investors are cautioned not to place undue reliance on forward-looking statements.

Please refer to the cautionary disclosure about forward-looking statements beginning on Slide 2 of the presentation for information about such risks and uncertainties.

During the course of today’s prepared remarks and Q&A, management may refer to financial measures such as adjusted EBITDA, adjusted EBITDA margin, free cash flow, cash earnings per share and leverage calculated as the ratio of net debt to adjusted EBITDA that are not calculated and presented in accordance with generally accepted accounting principles in the United States.

Such non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures and may not be comparable to similarly titled non-GAAP financial measures reported by other companies.

Management may also refer to financial information of James Hardie and the AZEK Company on a pro forma or combined basis.

That financial information is based on management’s estimates, assumptions and projections and has not been determined in accordance with Article 11 of Regulation S-X of the SEC relating to pro forma financial information.

Unless otherwise indicated, our materials and comments refer to figures in U.S. dollars and any comparisons made are to the corresponding period in the prior fiscal year.

Now please turn to Page 3.

I am joined by James Hardie’s Chief Executive Officer, Aaron Erter; and Chief Financial Officer, Rachel Wilson; as well as Jesse Singh, CEO of the AZEK Company. After prepared remarks, we will conduct a question and answer session, and we ask that you please limit yourself to one question.

I am now pleased to hand the call over to James Hardie’s CEO, Mr. Aaron Erter.

Aaron Erter: Thank you, Joe, and thanks to everyone for joining.

Today we announced that together with the AZEK company, we are creating a leading growth platform in building products. When we think about the criteria we’ve shared for evaluating inorganic growth, it’s hard to think of a better fit than AZEK. A large part of the call will cover how this accelerates our current strategy. Equally important to highlight is how this increases our value proposition to our customer.

Integral to everything we do at James Hardie is our relentless focus on driving growth with our business partners. And I can definitively state that our proposed combination with AZEK clearly satisfies this nonnegotiable condition.

But even more foundational than how we operate as a business is who we are as an organization, the team that drives James Hardie forward.

Please turn to Slide 4, where I’ll speak to how the ultimate success of this combination begins and ends with our people.

At James Hardie, we collaborate for greatness. We act boldly and progressively. We honor our commitments and we do the right thing. These are our values and ones that have tremendous overlap with AZEK.

And guided by these, our talented teams will be aligned as they dedicate themselves to providing winning solutions across the customer value chain. At the core, this transaction combines two companies with world-class talent.

We will move forward together as one of the best teams in the industry.

Turning to Slide 5.

I’ll share the five key strategic and financial reasons why this is the right combination at the right time.

Our stated criteria for investing in inorganic growth has been that any opportunity would need to accelerate our current strategy, increase our value proposition to our current customers and be financially attractive over the long term. This opportunity clearly satisfies each of these three criteria.

At James Hardie, we are homeowner-focused, customer and contractor-driven.

In essence, this means that the driving force of our business is delivering winning solutions across the customer value chain.

With AZEK, we expand this successful approach into the highly attractive outdoor living category with a fast-growing, highly profitable business built with strong teams, multiyear strategic investments and best-in-class execution. Net-net, together, we will create a leading platform for growth.

Once combined, we will offer a comprehensive solution of leading exterior brands, which positions us to benefit from material conversion opportunities and pursue a total addressable market more than twice the size of ours today. The financial profile of the combined company is best-in-class with further enhancements to growth, profitability and cash flow through the delivery of clear incredible cost synergies and tangible commercial synergies with meaningful room for upside.

In summary, this transaction will accelerate James Hardie’s strategy, increase value to our customers and deliver significant long-term financial value creation.

Now please turn to Slide 6. James Hardie and AZEK each offer exposure to attractive end markets and categories, coupled with peer-leading top line growth and margin performance. Together, our individual strengths become even more compelling, and we will be one of the fastest-growing, most profitable businesses in building products.

With 70% exposure to repair and remodel and diverse offerings across attractive categories such as siding, other exteriors, decking, railing and accessories, the combined company will be better positioned to capitalize on recovery and outperform through any market backdrop. Altogether, this platform will drive accelerated growth, expanded profitability and robust cash generation, providing opportunities for value-enhancing deployment of capital.

Now please turn to Slide 7, which provides an overview of the financial impact of the transaction and how it drives significant value creation for shareholders. This combination is expected to immediately accelerate James Hardie’s financial profile before contemplating any synergies. AZEK has averaged more than 15% net sales growth annually in its residential business segment over the last seven years while achieving adjusted EBITDA margins in the mid- to high 20s. The addition of AZEK further accelerates James Hardie’s double-digit top line growth trajectory and adds products with favorable margin profiles.

In addition, we expect this transaction to unlock significant synergy benefits including $125 million of clear and credible cost synergies and at least $225 million of tangible commercial synergies.

Together, these synergies represent at least $350 million of annual adjusted EBITDA over and above our estimate of the combined adjusted EBITDA of our two companies operating independently. The combined business will be an engine of tremendous cash flow generation, which we anticipate will drive rapid deleveraging post-closing and provide substantial capacity to fund not only organic investment, but also capital return. This combination is a win-win for shareholders of both companies.

We expect it to be accretive to cash EPS in the first full fiscal year post closing with cash EPS growth accelerating in the years ahead. The return profile of this transaction is attractive as well as we expect to return our cost of capital over the medium term and drive meaningful acceleration in our return on investment as we drive growth and recognize synergies.

Finally, we will move forward as a leading growth platform in building products with greater reach to investors around the globe through two major stock exchange listings. There’s potential for an uplift in our valuation multiple, which would drive significant additional value over and above the operating and financial benefits of the combination.

We have a high level of conviction in the financial merits of this transaction, and we will diligently execute the integration and synergy capture to drive EBITDA growth and devote ourselves to clear and transparent communication around our strategy and performance to capture what we see as our full valuation opportunity.

Slide 8 outlines the details of the transaction, which was unanimously approved by the Boards of both companies and which is expected to close in the second half of calendar year 2025, subject to AZEK shareholder approval, regulatory approvals and other customary closing conditions.

Before we cover the exciting transaction benefits in more detail, Jesse and I each want to spend a few moments telling you about our companies today.

On Slide 9, you can see the reach of James Hardie’s products across the exterior of the home.

We manufacture a variety of design profiles and surface finishes for a range of exterior applications.

Turning to Slide 10. James Hardie is one of the world’s top producers of fiber cement exteriors with a product value proposition rooted in resilience and beauty.

Since bringing the fiber cement technology to the U.S. more than three decades ago, our commitment to growing within the exterior cladding category has underpinned our capacity expansion initiatives.

Today our locally scaled operations across the U.S. complement the attractive attributes of our product to form a highly compelling value proposition to our customers. This is the core of why we are a leading siding brand in North America. And together with our Australia, New Zealand and European operations, we generate approximately $4 billion in global net sales and have grown double digits over the last seven years.

We outperform our end markets and do so through being relentlessly focused on the homeowner and are driven by delivering innovative solutions and unrivaled business support to our customers and contractors.

Now turning to Slide 11. Hardie products are known for being engineered for climate to ensure our customers have unmatched protection and performance.

We offer beautiful, resilient, fire, pest and weather-resistant products that are easy to install with reduced maintenance and lower life cycle costs.

Our siding stands up to harsh weather situations, ensuring that our customers get the best performance for each region’s unique climate.

Now turning to Slide 12. James Hardie is well positioned to address a substantial material conversion opportunity in North America, which involves converting wood and vinyl siding as well as other substrates to James Hardie fiber cement.

Within the repair and remodel segment, market fundamentals are highly supportive with over 35 million homes aged 20 to 40 years, the prime age for replacing or improving exterior siding. 10 million vinyl homes alone have been built over the past 30 years. And in new construction, the fiber cement category has grown with further opportunity to expand its usage.

This is particularly true with large builders looking to drive further value for the homeowner with aesthetics and durability of the product, differentiate increasingly standardized homes through multi-textured options and achieve labor savings through innovative solutions such as our prepainted ColorPlus offering.

We often talk about our path for value creation, and we see our immense material conversion opportunity as the fuel for our growth engine.

But to capture this opportunity requires the elements we have refined over the years, creating demand across the value chain by being the brand of choice, providing customers with innovative solutions and supporting the growth of our partners through unrivaled business support and localized manufacturing. The fact that our products cover the outside of around 11 million homes across North America is a testament to our approach and the value we provide to our customers.

We’re proud to have been trusted by all who have chosen Hardie as the first impression for anyone who visits their home, but also as the first line of defense against the elements, moisture, pest and fire to protect what matters most.

With that, I’d like to turn the call over to Jesse to share with you the strong history of success that AZEK has built and set the table for why together we have such a bright future as a combined team. Jesse?

Jesse Singh: Thank you, Aaron.

It’s great to be here with you today to talk about the combination of these two great businesses and our world-class teams.

Slide 13 provides a brief overview of the broad array of products we offer from decking, railing and other accessories to a broader exteriors business. These productivity solutions are used as accents on the exteriors of the home.

We take pride in offering the most innovative and comprehensive outdoor living solutions that enable people to transform their outdoor spaces into beautiful, low maintenance, functional and sustainable extensions of their living areas.

Across our brands, we provide products that combine design, versatility, durability and productivity, and we are constantly expanding our growth opportunity by launching new and innovative products that meet new customer needs.

To add to what Aaron said earlier, we view this combination as a great opportunity to provide better solutions and value for homeowners, customers and contractors that are engaged in the exterior and outdoor living sectors. You can find more details on AZEK on Slide 14. And for those that have followed us, you know that we have always been focused on consistently delivering above-market growth and profitability.

James Hardie shares these same priorities, and we are pleased to join them in creating an organization that is well positioned to further accelerate growth and material conversion.

Since 2020, our residential business has grown 77%, and we have delivered nine consecutive years of residential segment growth. And in fiscal 2024, we once again outperformed others in the repair and remodel market.

Our Deck, Rail & Accessories business continues to be the leader in the industry and delivered 18% sales growth for fiscal 2024 in what we believe was a flat to down R&R market.

Our 7-year compounded annual growth rate has been 15%, driven by a more expansive growth strategy.

We believe long-term growth comes from disciplined short-term execution paired with long-term investments in innovation, capabilities and talent.

Our track record of success is reflective of our growth, driven by material conversion of wood products to our advanced materials, expanding our presence and introducing new products.

We have been focused on enhancing our competitiveness through continuous improvement and increased utilization of recycled materials.

At AZEK, we have an almost exclusively U.S.-based manufacturing and recycling organization.

We have one of the largest and most effective sales organizations in the industry, a reliable distributor network and a growing pro and retail presence with a large set of contractors.

We are excited by the potential to combine our world-class team and relationships with James Hardie.

Sustainability is also core to who we are and how we operate. And today, AZEK is one of the largest vertically integrated PVC recyclers in the U.S.

We have seen a benefit to our bottom line from this business model and expect to see additional opportunity in the future.

TimberTech Decking remains a cornerstone of our business growth with one of the broadest product lines in the industry offering the natural look of wood and proprietary technology for outstanding performance.

Our Exteriors products have similarly evolved to meet the growing demand for high-performance, low-maintenance solutions.

Our investment in marketing and sales are driving significant momentum in our brand awareness among both homeowners and professional contractors.

Slide 15 shows how we participate in growing segments with attractive tailwinds and opportunities for accelerated growth through wood conversion.

Outdoor living spaces are number 1 in popularity for projects on the exterior of the home as ranked by the American Institute of Architects Design Trend survey. A disproportionate percentage of repair and remodeling dollars go to our types of projects. Layering on top of that, we get the added benefit of converting from our wood to composite materials since we are in the early stages of this conversion.

Wood represents approximately 35% to 75% of our replacement opportunities. A key example of this is composite decking, which is about half of our business.

As you can see on Slide 16, we are at the very beginning of the wood conversion cycle. Education, reach and TimberTech’s compelling visuals will accelerate the next wave of material conversion in decking.

Our research indicates that the next 25% of conversion has a very similar profile to our current customer base.

In summary, we have a proven track record of growth, resiliency and profitability driven by our strategy of material conversion, growing sales and new products and expanding the use of recycled materials.

We are excited by the opportunity to grow and become even better for our customers through a combination with James Hardie.

Our fundamentals, coupled with a broader set of solutions we can provide to our joint customers makes for an attractive combination that we believe will deliver significant long-term growth and value creation for our shareholders.

As we embark on the exciting journey ahead of us, I’d like to thank our talented team for their hard work and dedication to our customers and to our company over the last several years.

As Aaron highlighted at the opening, our people are the foundation of our success and one of the competitive advantages that will enable our combined company’s success in the future.

I look forward to working with Aaron and the James Hardie team as we plan for bringing our two companies together.

With that, I’d like to turn the call back over to Aaron.

Aaron Erter: Thanks, Jesse. Turning now to Slide 17.

As we’ve said throughout today’s presentation, this combination unites two fast-growing companies with complementary product offerings across major categories on the exterior of the home.

Our brands benefit from enhanced efficiencies of scale and innovative products and when combined, will create a compelling proposition across the customer value chain.

As I mentioned earlier, the addition of AZEK, which has averaged more than 15% net sales growth annually in its residential business segment over the last seven years, has the potential to significantly increase James Hardie’s top and bottom line growth trajectory and free cash flow generation.

Please turn to Slide 18.

At James Hardie, a core element of our strategy is that we are contractor-driven.

We continually assess how to increase our value proposition to these critical business partners. A third-party research firm conducted a survey of professional contractors to understand what they desired most in a manufacturer of the products that they install and stand behind to their homeowner customers. The top two attributes and the ones that approximately half of contractors view as nonnegotiable included having innovative, cutting-edge products and providing sustainable, eco-friendly products.

James Hardie and AZEK’s collective product offering will be well placed to address these marketplace demands and achieve high brand performance ratings from professional contractors when surveyed.

Turning to Slide 19 and revisiting comments both Jesse and I made in our overviews of our respective company’s successes.

We each have a strong track record of material conversion-led growth, underpinned by products with compelling aesthetics and durability and the runway ahead remains substantial.

By uniting our offerings of leading brands, we can accelerate capture of the material conversion opportunity and operate in a meaningfully expanded $23 billion total addressable market.

Continuing on Slide 20.

Our ability to capture this opportunity is underpinned by a compelling customer value proposition. The combined company will have: brands of choice for homeowners, customers and contractors; beautiful, resilient, fire, pest and weather-resistant products that are easy to install with reduced maintenance and lower life cycle costs; integrated full wrap solution, segmented commercial approach including targeted marketing across customer value chain; focused sales support on key initiatives driving growth; and localized scale and manufacturing.

Turning to Slide 21. You can see that we are combining highly complementary products that span siding, exterior trim, decking, railing and pergolas. Together, we will be able to offer a comprehensive and innovative material replacement solution across the exterior of the home.

With that, I’d like to turn the call over to Rachel to discuss financials. Rachel?

Rachel Wilson: Thanks, Aaron.

As Aaron touched upon earlier, the combination of James Hardie and AZEK creates a company with an accelerated growth rate, peer-leading profitability and robust cash generation. Using calendar year 2024 as a baseline and including the total expected run rate benefit of synergies, James Hardie and AZEK on a combined company basis would have generated $5.9 billion in net sales, more than $1.8 billion in adjusted EBITDA with an adjusted EBITDA margin of approximately 31%. The transaction is expected to be accretive to James Hardie’s cash earnings per share in the first full fiscal year after the close.

Once run rate cost synergies are achieved, the combined company is expected to generate robust annual free cash flow of greater than $1 billion, which we will use to support organic growth, deleverage and fund ongoing share repurchase.

At closing, pro forma leverage is expected to be approximately 2.8x net debt to LTM adjusted EBITDA, and we are targeting a leverage ratio under 2x, inclusive of share repurchase by the end of the second full fiscal year after the close.

We also plan to execute up to $500 million of share repurchases in the 12 months after the closing of the transaction.

Turning to Slide 23. This transaction enables a solid baseline of clear, attainable cost synergies across manufacturing and procurement costs, commercial, R&D and administrative spend.

We also see tangible commercial synergies where we can accelerate our current strategy and sell more fiber cement with AZEK and TimberTech decking contractors while expanding decking and other exterior products with James Hardie siding contractors.

Our combined capabilities have the potential to unlock significantly more commercial synergies that are not included in these estimates. The full run rate impact of cost and commercial synergies are expected to be realized in year three and year five post the closing of the transaction, respectively.

Turning to Slide 24. When we say that these two companies fit together, this reflects not only the products themselves, but also the importance of a combined offering for contractors and homeowners alike. The integration of our siding, decking and exterior trim products makes business sense for us and for our customers and contractors.

Let me explain this further with some data.

For research, 80% of contractors say the combined offering of decking and siding from a single manufacturer is valuable.

Some 55% of siding contractors also do decking, which makes sense since about the same percentage of homeowners complete decking and siding together.

As we think about the broader opportunity on the full exterior of the home, railing and other accessories present meaningful cross-selling opportunity as homeowners complete their outdoor living projects.

Turning to Slide 25.

We have begun a rigorous integration and value capture planning process, which is supported by best-in-class advisers. We are prioritizing fast cost synergy delivery and quick wins. Commercially, we are committed to investment to support revenue synergy delivery.

We’ve had a rigorous planning process across both management teams to develop our synergy plans. We’ve chosen to take a prudent approach on the timing of the achievement of the cost and commercial synergies.

We’ve also assumed significant investment of $350 million to support these objectives.

We have tremendous confidence in the integration execution given the similarities of both companies’ cultures, goals and operating models. We know how they work, and they know how we work. We are better together, and we share the same goals.

With that, I’ll turn it back to Aaron.

Aaron Erter: Thanks, Rachel.

I want to close by summarizing the tremendous benefits James Hardie plus AZEK will deliver.

We will create a leading growth platform with efficient scale and profitability, supported by strong brand offerings and exterior products.

We are uniting two highly complementary companies with large material conversion opportunities and shared cultures centered around providing winning solutions to our customers and contractors. Together, we will be well positioned to drive sustained, above-market growth as a leader across attractive categories for the exterior of the home.

I want to extend my appreciation to all our teammates for their dedication and commitment to James Hardie and to our customers. This combination is a testament to the work they do every day. And to the AZEK team, we look forward to welcoming you to the James Hardie family.

Thank you all for joining us as we embark on this journey to create a leading growth platform in building products.

With that, Operator, let’s open it up for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Your first question comes from the line of Keith Chau with MST Marquee.

Keith Chau: The first one, I think you briefly touched on it, but I’m just trying to understand this a bit better is why now given the macroeconomic and geopolitical uncertainty globally.

I mean it’s hard for corporates to make any kind of CapEx decision, let alone an acquisition with a massive premium.

And then as part of that line of questioning, I’m keen to understand how you got to or how you and the team got comfortable in the price you paid for AZEK, particularly given the share price change with James Hardie in recent days and also some of the bigger and longer-term growth assumptions that you factored in for AZEK, please?

Aaron Erter: Thank you, Keith. True to form, that’s more than one question, but we’ll try to tackle them here.

I think when you ask why now it’s very important just to restate what we said on the call. James Hardie and AZEK have a history of outperforming the markets no matter what’s going on. We expect that to continue.

If I think about what this is all about, this is really, first and foremost, about growth. It creates a leading growth platform. It accelerates the material conversion-led growth.

It offers our customers a comprehensive solution of leading exterior brands, delivers best-in-class financial profile and unlocks significant value through cost and commercial synergies.

I could also say, Keith, this is the right time just because if you think about a little bit of a down market, we’re able to focus our efforts on integration along with driving the core business. And as the market recovers, we’ll be in that much better of a position to accelerate.

And look, we do acknowledge and many of you have seen this, it is a changing customer landscape out there. And if you look at the consolidation, us coming together as one company, we’re going to be able to service our customers and deal with whatever changes out there in our industry.

As far as being comfortable with the price, I’m very comfortable with the price.

We’re buying one of the most valuable building products companies in the world. And if you start to look at our synergies here and the cost synergies we’ll talk more about, but we feel very, very confident of at least at $125 million, what we would be paying is roughly the historical average of what AZEK has been trading at since they went public.

So we feel very comfortable in the price. I feel very confident in the timing.

So much of this is about integration, and you could not ask for two more complementary companies. And that’s about people.

So I’ve had a chance to work closely with Jesse, some of the leadership team, and I’m so excited to welcome what will be the largest influx of talent into James Hardie.

And the people are going to what’s going to make this successful.

Keith Chau: Aaron, can I ask a follow-up question on my multiple questions just around the structuring of the sales team.

I mean quite clearly, having known Hardie’s for a while, and I suspect this might have for AZEK, but the reason why the sales team is strong is because they sell single products.

So are you proposing to keep those sales teams separate? Or will they be selling both products? Can you just help me understand how that’s going to happen and culturally, what the similarities are between the two businesses or differences really between the sales team?

Aaron Erter: Yes. Keith, we just signed the deal, just announcing it.

So I think it’s important to let us go through integration, and we can talk more about that.

But one of the keys to this deal is being able to use our best-in-class respective sales teams and be able to offer the full solution to our customers. So we plan to be able to do that.

Operator: Our next question will come from Keith Hughes with Truist.

Keith Hughes: I just wanted to dig into the synergies more. The $125 million, if you could give us a breakout down on that in some detail and also the $225 million.

It sounds like that’s all cross-sale revenue synergies. If that’s not correct, any other details would be great.

Aaron Erter: Yes, Keith, from a cost synergy standpoint, I mean it’s divided up.

If you think about procurement, you think about R&D, you think about — we both have two headquarters in Chicago. And certainly, there’s going to be some overlap of people as well.

So that would be the high-level breakout when we think about cost synergies, which we feel very, very confident of at least $125 million.

We’ve done a lot of work around the commercial synergy opportunity internally within James Hardie, also working with the AZEK team and quite frankly, having some of the best advisers around. So that at least $500 million, we feel very confident in.

Rachel mentioned on the call some, I think, very important stats.

One of those being 55% of siding contractors also do decking. 55% of homeowners complete siding and decking jobs together.

So if we think about our collective abilities to harness just our contractors and the allegiance they have to our respective brands, we believe if you’re not — if you’re a James Hardie contractor and you’re doing decking and you’re not using AZEK today, we think we’re going to be able to persuade you to use AZEK. And then we could say vice versa from the AZEK side of decking contractors.

So we feel very strongly on the at least $500 million in synergies there as we come together.

Jesse Singh: Keith, it’s Jesse. If I could just quickly add.

I mean you know us well and you know the huge wood conversion opportunity that we have. And we’re only penetrated in 25% of the market right now 75% is wood.

If you think about the scale and the opportunity to drive conversion, it’s significant.

It’s the question we’ve always tried to address, which is how we’re already growing at double digits, how do you move that into 20-plus percent? It really is getting at wood conversion. And if you think of the logical way in which the two organizations fit together, it’s going to be natural for our customers to drive more material conversion just by the way in which we go to market.

We both focus on contractors, and it’s much more than a cross-sell. It’s just an obvious discussion that we’re already having and we can scale in a much bigger way.

So we’re really excited by the opportunity to drive significantly higher growth than what we’ve been talking about historically.

Operator: Our next question comes from Matthew Bouley with Barclays.

Matthew Bouley: Congrats on the announcement here. Yes.

I guess just following on with that, I mean it sounds like on the revenue synergy side, I mean reasonably compelling opportunities that you have over a multiyear time horizon. My question is more kind of around the near term and just given James Hardie’s current distribution customers and AZEK’s current customers, are there any overlaps? Or just conversely, what would be the chances we see some, I guess, rationalization, so to speak, of distribution relationships?

And just kind of any color on any disruptions in the channel that we might look for in the near term?

Aaron Erter: Yes. Matthew, as I said to Keith before, I think we’ll get through integration. We don’t see any change immediately to our customer relationships.

Obviously we value all our customers, and we think more than anything, us coming together will just increase the value proposition we bring to them. So we don’t see any change.

Operator: Our next question will come from Rohan Gallagher with Jarden Group.

Rohan Gallagher: A couple of questions have been asked, but can I just — in relation to costs, can we just focus on what are the transaction-related costs? And can we just clarify the cost to realize those synergies?

Aaron Erter: Yes. Sure. Rachel, do you want to take that one?

Rachel Wilson: Yes. So the fees will be disclosed in due course, but we’ve assumed, for modeling purposes, some extra room here.

So we’ve modeled in roughly $200 million purchase price allocations done at the time and so we actually amortization expenses.

We’ve assumed on the realization of the synergies, as it says on the slides, $350 million of cumulative cost to achieve the synergies spread over five years.

Operator: Our next question will come from Lee Power with UBS.

Lee Power: Aaron, just when you think of the two businesses, like what — which one do you actually think has the higher level of growth, whether it’s top line or above market? I get all the synergies, but when we strip that out, like what do you think is the higher quality business between AZEK and Hardie’s? And then how do you kind of ensure that you maintain that in a larger combination?

Aaron Erter: Lee, that’s a question that’s like asking me which one of my daughters I like more.

Look, I think both businesses have a tremendous amount of opportunity. Jesse talked about the material conversion opportunity in front of the AZEK business when you think about replacing wood.

We talk so much about the material conversion opportunity of just replacing vinyl siding. I mean the upside is tremendous, and that’s why this is so exciting to us.

What we’re able to do is bring together the leading brands, innovative products and really give our contractors a full wrap solution out there.

So I think both businesses coming together, obviously we believe one plus one equals three here. So we’re going to — coming together, we’re going to be able to accelerate our material conversion.

Operator: Our next question will come from Matthew McKellar with RBC Capital Markets.

Matthew McKellar: Just wanted to dig in on synergies a bit.

I was wondering if you could give us a sense of the cadence of the $350 million in cumulative cost to acquire those targeted synergies. And then clearly, I think there’s a good opportunity for commercial synergies in the R&R markets.

Is there anything we should be thinking about here in terms of the opportunity for the combined company in the new residential market?

Aaron Erter: Yes. I’ll let Rachel take the cost to achieve and then Jesse and I can tag team a little bit when we think about new construction. Do you want to hit that?

Rachel Wilson: Yes. So again, that $350 million of cumulative cost to achieve synergies, we’ve talked about being a spread over five years.

Aaron Erter: Okay. So one of the things, and I think Jesse would agree with this, if we think about James Hardie’s — one of our strengths, it really is working with new construction and a lot of the large builders.

We’ve talked so much about we have 80% of any of the large builders who do over 100 homes or more.

So if I think about the product portfolio we now have with AZEK, exteriors, decking, I think there’s a tremendous opportunity. And Jesse, I’ll let you talk a little bit about this.

They’ve had some success with new construction, but I don’t think it’s been a huge focus of theirs. It’s been more in R&R.

So coming together, I think that is a really substantial commercial synergy opportunity. Jesse, do you want to talk to that?

Jesse Singh: Yes. Yes. I can just add to what Aaron said.

I mean obviously we have 250 people in our sales organization. They are predominantly focused on repair and remodel and downstream with contractors.

We have solutions. And one of the benefits of the way our product is made is we can engineer solutions.

We can use recycled materials to solve a number of problems with our — whether it’s stack, rail, accessories, exteriors. And we just haven’t had the sales focus, if you will, in the builder area. And so we certainly view that as a tremendous opportunity to really be able to develop solutions and use our existing solutions to help more companies build more cost-effective homes and better and more sustainable homes.

So we’re really excited by that opportunity, and we’ve got a new product engine that’s really set up there, and we also have an existing portfolio. So you should think of that as we thought about it coming into this.

It’s just a huge untapped opportunity for the company that together, we’ll be able to do a much better job of delivering the builders the solutions they need.

Operator: Our next question will come from Andrew Scott with Morgan Stanley.

Andrew Scott: Aaron, if I think about fiber cement, we’ve got strong category growth, but you’ve also got a dominant position within that category with a strong moat.

While I understand category growth for decking, I don’t necessarily see a similar barrier to entry for composite decking. Can you and/or Jesse tell me why I’m wrong there and why AZEK continues to hold its position or grow its position within the category?

Aaron Erter: Yes. So I’ll take a stab at this, Andrew, and then Jesse can follow up here.

Look, one of the things that I think was really appealing to us is when we think about just the innovative product line that AZEK has. So it’s not only composite decking, but it’s PVC decking as well.

So Jesse and team have built an outstanding business, and a lot of the PVC and composite are of recycled materials.

The other thing is we talked so much about resilient beauty. The PVC, the composite line have an unbelievable array of designs, textures and sizes that really give the contractor all types of options out there.

So Jesse, I think probably you’re best served from doing this for nine years to talk a little bit of the competitive advantage that you see with the AZEK business in decking.

Jesse Singh: Yes. So first off, we’ve been public since 2020, and we’ve gone through a number of different cycles. And I think as you look at our historic track record over a decade, but also over what I would argue has been a pretty volatile time what you’ll see is we’ve been able to continuously grow and expand margins throughout that. And it really comes down to how — as Aaron pointed out, we’ve got differentiated products, but we also have a very strong focus on the end consumer.

So we sell to millions of consumers, tens of thousands of contractors that buy from thousands of dealers.

In order to serve our markets well you need great technology, great consumer solutions, but you also need to cover each and every one of those contractors effectively. And so as you think about what it takes to scale something like that, we’ve been at it for over 20 years. And it’s really — to win in this market in the U.S., you have to win contractor by contractor. And so the structure of what we’ve done, we feel really good about our ability to continue to create value. And I think as you dive into it, you’ll see a pretty strong track record of why we’ve been able to sustain that growth and why we are so confident moving forward.

So it’s really — it’s a combination of sales, focus on the contractors and extremely differentiated products and unique products that solve solutions in a way that other people can’t.

Aaron Erter: Yes. Just to add on to that, I think it’s really important. You hear us talk so much about homeowner-focused, customer and contractor-driven. Jesse really elaborated on the importance of the contractor. And being in two previous companies where that was a really important focus, it just does not happen overnight that you say, hey, I’m going to focus on the contractor.

Jesse talked about 20-plus years of focusing on the contractor. Hardie, we’ve been obsessed with making sure we’re focused on the contractor.

I think when we talk about complementary, we really do share that, and that is a competitive advantage of ours, and that will continue.

Operator: Our next question will come from Mike Dahl with RBC Capital Markets.

Michael Dahl: This one is for Jesse. Jesse, I know you’ve already articulated some of the reasons why this is kind of compelling from the AZEK standpoint.

Can you help us understand kind of a little bit more about the process you went through? Your business has been in a really strong position, great growth, improving margins, not necessarily any urgency to do this. Tell us more about the process to kind of come to this agreement, how you thought about the structure of the transaction, stock back?

And then also, if you could, can you talk about what the break fees are or termination fees are on this.

Jesse Singh: Yes. So Jeff, because — Mike, first, thanks for staying up late for this discussion. Rather than get into a lot of the specific details, as we continue to file disclosures, you’ll — and of course, the agreements, you’re going to see a lot of this.

So I just want to be careful not to try to articulate in a couple of minutes the detail of the process or the agreement.

I’d step back, though, and I would just articulate.

As you’ve known us, we are focused aggressively on creating value, value for our customers, creating value for our shareholders. And that really comes out of differentiated growth and the ability to continue to be more and more competitive. And as you pointed out, we felt really good about our ability to continue to do that as an independent company.

I think when we — when Aaron and I started getting into some of these conversations and really also using a customer-backed filter, it became really obvious that together, when you think of what’s the right way to create value creation, we could really create more value for our customer and jointly for our shareholders by coming together.

We’ve just talked a lot about it, and I highlighted to Keith, this ability to accelerate material conversion.

We just have massive opportunities. And the more we can focus on contractors and get scale at that, the faster we can drive conversion.

So internally, you should think of — it was really a decision based on can we operate our business, which, of course, as you highlighted, has a strong runway independently or does this combination give us a chance to really accelerate what we’ve been focused on for so many years.

So it really led to the latter. And then as you might imagine, you go through the normal financial process of coming up with something that creates value for our shareholders now.

But I think as important, it allows our shareholders and myself personally, honestly, as one of the shareholders, to participate in the great potential that’s ahead of this company.

So as we thought about it, those were really the two components is really around value creation for our customers and ultimately, that leads to value creation for all shareholders and then giving all of us an opportunity to really benefit as shareholders in the short term, but also benefit as — and participate in the great opportunity that’s ahead of this combined company.

Operator: Our next question will come from Peter Steyn with Macquarie.

Peter Steyn: A lot of good perspective.

I just — so that was great from an AZEK shareholder perspective. I’m curious to the James Hardie perspective. As we think about the return profile pre and post deal, obviously there’s a fairly significant price book being paid on AZEK, so dilution at a return level. Aaron, could you give us a big picture sense?

I mean we understand very well the sort of commercial and synergy opportunity here. But what do you believe were the imperatives that you traded off against diluting returns for shareholders as things —

Aaron Erter: Yes. So I’ll tag team this with Rachel —

Peter Steyn: Have a perspective on the profile.

Aaron Erter: Yes. So one of the things I think to start out with is we talked so much about what our M&A strategy is. And we talked about that this has to accelerate our current strategy, which this checks the box there because as you just heard, as we talked about some of the commercial synergies, this is going to help us sell more fiber cement.

Second, does this strengthen the value proposition to our current customers? It absolutely does.

We talked about the full wrap solutions being able to give them choices. And then the other is really it has to, from a long-term perspective, from a financial standpoint, be solid.

So I’ll have Rachel talk through some of that, and this checks the box from a long-term perspective there as well.

Rachel?

Rachel Wilson: Yes. So one of the things here to think about, we talked about the best-in-class financial profile and how does this deliver it? Pro forma, we are going to look at accelerated growth and robust profitability. This is highly cash generative.

We have substantial cost and growth synergies. We talked about base case synergies, $125 million cost synergies and $225 million of commercial synergies with upside. And we are going to be generating $1 billion in annual free cash flow, which supports value-enhancing capital allocation, which will help us maintain our capital allocation priorities, deleverage and still be able to repurchase $500 million of share repurchases in 12 months after closing while deleveraging.

So in combination, this really helps us keep and continue to deliver an even better financial profile.

Aaron Erter: Yes. And I would just add, if you look at this, it’s two major global listings as well.

So we keep our listing on the Australian Exchange and then our primary becomes the New York Stock Exchange.

So we don’t have this figured in when we talk about the potential value to shareholders. Rachel talked about EBITDA margin dollars of almost $2 billion.

So we believe there’s a potential to really unlock a potential valuation uplift there. And if you start to think about that, it’s significant.

Operator: Our next question will come from Ketan Mamtora with BMO Capital Markets.

Ketan Mamtora: Congratulations, Aaron and Jesse. Aaron, can you talk a little bit about the opportunity you see on the trim side with AZEK’s portfolio? I guess we kind of understand the decking conversion opportunity. You talked about sort of material conversion.

I’m curious on the trim side, kind of what sort of opportunity is there for you all?

Aaron Erter: Yes, Ketan, thanks for the question. When we talk about commercial synergies, certainly, we’re in fiber cement trim today. There’s areas within North America where we’re underpenetrated. And part of that is just because of building practices in those certain areas of the country. And certainly, having PVC trim, AZEK, Versatex will really help us as we think about being able to accelerate more fiber cement sales and attaching trim with that.

So as we look at potential synergy opportunities, commercial synergies, this one is really significant for us.

Jesse Singh: Yes. And Ketan, I would just add, obviously you know our Exteriors business.

We’ve got a lot of products in that business that are very complementary to Siding outside of the trim space that, obviously will have a great opportunity to synergistically work with the Siding products.

Operator: Our last question will come from Susan Maklari with Palmers.

Susan Maklari: It’s Susan from Goldman Sachs. My question is around the geographic opportunities.

One of the things about the deal is that James Hardie has some exposure in Europe and Asia that AZEK doesn’t. How do you think about which of those geographies will be core or noncore to the combined business and the relative opportunities to perhaps expand or further concentrate on certain markets relative to others?

Aaron Erter: Yes. Susan, great question. And nice to meet you. I don’t think I’ve heard you before. So look forward to getting to know you.

So really, I mean we have a simple philosophy at James Hardie, and that’s focused on the areas where we have the right to win. And we’ll employ that as we think about how does AZEK fit in outside of North America.

The areas we’re in right now we feel like we have the right to win.

We talked a lot about Europe on our calls. We’ve really reengineered that business and focused on the areas that we think we can win in.

If we think about APAC, which is really Australia and New Zealand, we do see significant opportunities to bring some of the AZEK product in this market, which we are very, very strong in. So it will be ongoing.

And as we get through the integration, we’ll talk more about those opportunities.

Okay. So I think we are at time.

So I just want to thank everyone. I want to thank Jesse. I want to thank the entire James Hardie team, the entire AZEK team, which I look forward to getting to know more and more of you.

And I’ll just sum it up here.

This is about people. This is what’s going to make this integration. This is what’s going to make this deal successful. And we have two of the most talented teams in the industry. And as I said before, what is most appealing to me is this is going to be the largest influx of talent into James Hardie.

So with that, we’ll leave it there. And I appreciate everyone’s time. Thank you.

Operator: This concludes today’s conference call.

You may disconnect your line at this time. Thank you all for joining.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6-K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6-K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6-K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6-K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6-K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.